UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2007            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated November 19, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: November 26, 2007	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

November 19, 2007

STRATHMORE STRENGTHENS LAND POSITION IN GAS HILLS, WYOMING

WITH NEW ROCK HILL URANIUM PROPERTY ACQUISITION

Strathmore Minerals Corporation is pleased to announce that its subsidiary, Strathmore Resources (US) Ltd. (“Strathmore” or “the Company”) has completed the acquisition of the New Rock Hill Uranium Mine and associated mining claims from the Elmhurst Financial Group. This project is strategically positioned northeast of the Company's 100% owned George-Ver deposit in the Gas Hills Uranium District of Wyoming, which is the Company’s primary area of focus for near-term uranium development and production (See news release dated October 10 for a summary of deposits, tonnage and grade).

The Gas Hills Uranium District was the most prolific uranium mining area in Wyoming with several operating companies producing in excess of 100 million pounds of uranium from 1957 to the 1980’s.  Today, Strathmore is the dominant land holder in the Gas Hills with holdings in excess of 32,000 acres (13,000 Ha) First production from near surface open-pit deposits is projected to begin in 2009-2010.  The acquisition of the New Rock Hill uranium project strengthens the Company's short and long term presence in the Gas Hills by adding a valuable new uranium resource for potential future sequential development.

The New Rock Hill Mine and associated claims total 3,200 acres (1,295 ha). The project is accessible by paved road and is located approximately 45 miles from the Company's Riverton, Wyoming office. It is adjacent to the ore deposits previously mined by Utah International (Lucky Mc Mine, Rim Pit) and Union Carbide Corporation Gas Hills operations, and was previously explored by Adobe Oil and Gas Corporation and Lander Uranium Corporation during the 1970’s and 1980’s.  This previous historical work defined a low strip ratio deposit containing an estimated 900,000 tons at an average grade of 0.05% for a historical resource totalling 900,000 pounds U3O8 (not NI 43-101 compliant).

Strathmore previously acquired the database applicable to the New Rock Hill Project (See news release, Sept. 14, 2007). Applicable data includes in excess of 1,000 gamma drill logs, drill hole location maps, and mine/mill feasibility studies. This data has been reviewed by Strathmore's geologists and engineers and plans, which include the preparation of a new independent NI 43-101 technical report, are underway.  In addition to the New Rock Hill property, this database contains exploration drill documents for the associated claims acquired from the Elmhurst Group and other nearby claims previously staked by Strathmore. Project plans, currently under preparation by the Company's Riverton, Wyoming based geological team, will be provided when available.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

The foregoing historical resource estimates were completed prior to the implementation of NI 43-101. Given the quality of the historic work completed on the Gas Hills, Wyoming uranium properties discussed herein, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resource, and is not treating the historic resources as current. Hence, they should not be relied upon. The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under National Instrument 43-101. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by policy NI 43-101.

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, President and COO

For Investors Relations:

Bob Hemmerling/ Craig Christy

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com